UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 22, 2022

Music Licensing Inc.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9. Other Events

On November 16, 2022, Music Licensing Inc. (f/k/a Nuvus Gro Corp.) (the “Company”) filed a Certificate of Amendment to Articles of Incorporation of the Company (the “Certificate of Amendment”) with the Secretary of State of the State of Nevada pursuant to which the Company’s name was changed to Music Licensing Inc.

The Certificate of Amendment was approved by the holder of approximately 99% of the total issued and outstanding common stock and was filed with the State of Nevada on November 16, 2022.  Such approval and consent constitute the approval and consent of at least a majority of the voting power of the Company’s outstanding capital stock and are sufficient under Section 78.320 of the Nevada Revised Statutes and the Company’s Articles of Incorporation and Bylaws then in effect to approve the Certificate of Amendment.

The Certificate of Amendment is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

In connection with the name change, the Company’s common stock will begin trading on the OTC Markets under the new ticker symbol “SONG,” effective as of the opening of trading hours on November 23, 2022. The CUSIP number of the common stock is 67075W108.

The foregoing description is only a summary of the Certificate of Amendment and are qualified in their entirety by reference to the full text of the Certificate of Amendment.

EXHIBITS

Exhibit No.	Description

2.1	Certificate of Amendment to Articles of Incorporation filed with the Secretary of State of State of Nevada on November 16, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	November 23, 2022	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

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